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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*
                                   ----------
                            FLAMEL TECHNOLOGIES S.A.
                                (Name of Issuer)

              ORDINARY SHARES, NOMINAL VALUE (EURO)0.122 PER SHARE
                         (Title of Class of Securities)

                     ISIN NO. FR0004018711 (ORDINARY SHARES)

                             CUSIP 338488109 (ADSs)
                                (CUSIP Number)(1)
                                   ----------
                                OSCAR S. SCHAFER
                          O.S.S. CAPITAL MANAGEMENT LP
                               598 MADISON AVENUE
                               NEW YORK, NY 10022
                                 (212) 756-8700
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices of Communication)
                                   ----------

                                  JUNE 22, 2005
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]



--------------------

(1) The Ordinary Shares have no CUSIP number. The ISIN number for the Ordinary Shares is FR0004018711. The CUSIP number for the ADSs is 338488109.


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--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 2 OF 11 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         O.S.S. Capital Management LP

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, USA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                2,665,947
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                2,665,947
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,665,947
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.7%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 3 OF 11 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Oscar S. Schafer & Partners I LP

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, USA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                124,070
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                124,070
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         124,070
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.5%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 4 OF 11 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Oscar S. Schafer & Partners II LP

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, USA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                1,239,507
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                1,239,507
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,239,507
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.5%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 5 OF 11 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         O.S.S. Overseas Fund Ltd

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                1,302,370
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                1,302,370
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,302,370
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.7%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         CO
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 6 OF 11 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         O.S.S. Advisors LLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, USA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                1,363,577
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                1,363,577
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,363,577
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         OO
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 7 OF 11 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Schafer Brothers LLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, USA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                2,665,947
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                2,665,947
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,665,947
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.7%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         OO
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 338488109                    13D               (PAGE 8 OF 11 PAGES)
ISIN No. FR0004018711
--------------------------                            --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         Oscar S. Schafer

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         AF
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware, USA
-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                0
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                2,665,947
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                2,665,947
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,665,947
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.7%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                EXPLANATORY NOTE

     This Amendment No. 9 to Schedule 13D ("Amendment No. 9") is being filed on behalf of Oscar S. Schafer & Partners I LP, a Delaware limited partnership ("OSS I LP"), Oscar S. Schafer & Partners II LP, a Delaware limited partnership ("OSS II LP" and together with OSS I LP, the "Limited Partnerships"), O.S.S. Advisors LLC, a Delaware limited liability company (the "General Partner"), O.S.S. Overseas Fund Ltd., a Cayman Islands exempted company ("OSS Overseas"), O.S.S. Capital Management LP, a Delaware limited partnership, (the "Investment
Manager"), Schafer Brothers LLC, a Delaware limited liability company ("SB LLC"), and Mr. Oscar S. Schafer ("Mr. Schafer", and together with the Limited Partnerships, the General Partner, OSS Overseas, the Investment Manager and SB LLC, the "Reporting Persons"), who serves as the senior managing member of the General Partner and SB LLC. This Amendment No. 9 relates to the ordinary shares, nominal value (euro)0.122 per share ("Ordinary Shares"), of Flamel Technologies S.A., a SOCIETE ANONYME organized under the laws of the Republic of France (the "Issuer"), and amends the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on April 18, 2005, as amended by Amendment No. 1, filed with the SEC on April 29, 2005, Amendment No. 2, filed with the SEC on May 11, 2005, Amendment No. 3, filed with the SEC on May 12, 2005, Amendment No. 4, filed with the SEC on May 13, 2005, Amendment No. 5, filed with the SEC on June 2, 2005, Amendment No. 6, filed with the SEC on June 3, 2005, Amendment No. 7, filed with the SEC on June 14, 2005, and Amendment No. 8, filed with the SEC on June 16, 2005 (as so amended, the "Original Schedule 13D"). Capitalized terms used in this Amendment No. 9 but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as amended hereby the Original Schedule 13D remains in effect.

ITEM 4.     PURPOSE OF TRANSACTION

     Item 4 of the Original Schedule 13D is amended and supplemented by adding immediately before the paragraph beginning "Except as set forth herein . . ." the following text:

          On June 22, 2005, at the 2005 AGM, the Issuer's shareholders passed the resolutions proposed by the O.S.S. Shareholders and elected Messrs. Cornelis Boonstra, Randy H. Thurman and Elie Vannier as directors. Each of the newly elected directors received the support of approximately 11.7 million votes, or approximately 88% of the approximately 13.4 million votes cast at the meeting. Each of the resolutions to elect directors proposed by the Issuer was rejected by the shareholders at the 2005 AGM.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: June 22, 2005

                                              /s/ Oscar S. Schafer
                                             ------------------------------
                                             Oscar S. Schafer, individually



                                     O.S.S. CAPITAL MANAGEMENT LP

                                             By: Schafer Brothers LLC
                                                  as General Partner

                                              By:    /s/ Oscar S. Schafer
                                                  ------------------------------
                                                  Name:  Oscar S. Schafer
                                                  Title: Senior Managing Member


                                     OSCAR S. SCHAFER & PARTNERS I LLP

                                             By: O.S.S. Advisors LLC
                                                  as General Partner

                                              By:    /s/ Oscar S. Schafer
                                                  ------------------------------
                                                  Name:  Oscar S. Schafer
                                                  Title: Senior Managing Member


                                     OSCAR S. SCHAFER & PARTNERS II LLP

                                             By: O.S.S. Advisors LLC
                                                  as General Partner

                                              By:    /s/ Oscar S. Schafer
                                                  ------------------------------
                                                  Name:  Oscar S. Schafer
                                                  Title: Senior Managing Member

                                     O.S.S. OVERSEAS FUND LTD

                                              By:    /s/ Oscar S. Schafer
                                                  ------------------------------
                                                  Name:  Oscar S. Schafer
                                                  Title: Director


                                     O.S.S. ADVISORS LLC


                                              By:    /s/ Oscar S. Schafer
                                                  ------------------------------
                                                  Name:  Oscar S. Schafer
                                                  Title: Senior Managing Member


                                     SCHAFER BROTHERS LLC


                                              By:    /s/ Oscar S. Schafer
                                                  ------------------------------
                                                  Name:  Oscar S. Schafer
                                                  Title: Senior Managing Member